Filed pursuant to Rule 433
July 14, 2006
Relating to Preliminary Pricing Supplement No. 346 to
Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. Knock-In Triple Reverse ExchangeableSM Securities
Preliminary Pricing Sheet – July 14, 2006

11.75% KNOCK-IN TRIPLE REXSM SECURITIES DUE AUGUST 9, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	11.75% (Per Annum), Knock-In Triple Reverse Exchangeable Securities due August 9, 2007 (the
“Securities”)
Underlying Stocks:	Common stock of General Electric Company, Citigroup Inc. and Hewlett-Packard Company (Bloomberg
codes: GE <US> <Equity>, C <US> <Equity> and HPQ <US> <Equity>, ISIN codes: US3696041033,
US1729671016 and US4282361033, respectively, and each listed on the New York Stock Exchange)
Coupon:	11.75% per annum, payable quarterly in arrears on November 9, 2006, February 9, 2007, May 9, 2007 and
August 9, 2007.
Denomination/Principal:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:	The payment at maturity is based on the performance of the Underlying Stocks:

 i) If the closing price of each of the Underlying Stocks has not fallen to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.

 ii) If the closing price of any one or more of the Underlying Stocks falls to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date and:
a) If the closing price on the Determination Date of any one or more of the Underlying Stocks is below the Initial Price of such Underlying Stock, we will deliver to you, in exchange for each Security, a number of shares equal to the Stock Redemption Amount of the worst performing Underlying Stock (determined as the Underlying Stock which closing price on the Determination Date has decreased the most in percentage terms compared to its Initial Price); or

 b) If the closing price on the Determination Date of each one of the Underlying Stock is at or above the Initial Price of such Underlying Stock, we will pay you the principal amount of each Security in cash.
You will receive cash in lieu of fractional shares.
Initial Price:	For each Underlying Stock, 100% of the Closing Price for that Underlying Stock on the Pricing Date.
Stock Redemption Amount:	For each Underlying Stock, $1,000 divided by the Initial Price of such Underlying Stock.
Knock-In Level:	For each Underlying Stock, 80% of the Initial Price of such Underlying Stock.
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00079FRY0 ISIN: US00079FRY06
Coupon Breakdown:	Interest Rate: 5.70% per annum Put Premium: 6.05% per annum
Trustee & Paying Agent:	JPMorgan Chase & Co.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Pricing Date:	August 4, 2006, subject to certain adjustments as described in the related pricing supplement.
Settlement Date:	August 9, 2006
Determination Date:	August 6, 2007, subject to certain adjustments as described in the related pricing supplement.
Maturity Date:	August 9, 2007

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Stocks.

What will I receive at maturity of the Securities?

     If the closing price of any one or more of the Underlying Stocks on the relevant exchange has not fallen to or below the Knock-In Level for such Underlying Stock on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.

     If the closing price of any one or more of the Underlying Stocks on the relevant exchange has fallen to or below the Knock-In Level for such Underlying Stock on any trading day from but not including the Pricing Date to and including the Determination Date, we will either:

  Pay the principal amount of each Security in cash, if the closing price of each of the Underlying Stocks on the Determination Date is at or above the respective Initial Price of such Underlying Stock; or
  Deliver to you, in exchange for each $1,000 principal amount of the Securities, a number of shares equal to the Stock Redemption Amount of the worst performing Underlying Stock, if the closing price of any one or more of the Underlying Stocks on the Determination Date is below its respective Initial Price.
In this latter case, the market value of the shares of Underlying Stock we will deliver to you will be less than the principal amount of each Security and could be zero.

You therefore may lose all or a substantial amount of your investment.

     On the Determination Date, if we will deliver shares of an Underlying Stock as described above, we will determine which of the Underlying Stocks is the worst performing, and consequently which of the Underlying Stocks we will deliver to you at maturity, according to the following formula:

Closing Price on the Determination Date - Initial Price
Initial Price

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

     The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the Underlying Stocks. The premium due to you for this option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the put option that I have sold you?

     The put option you indirectly sell to us creates the feature of exchangeability on an Underlying Stock, as described under “What will I receive at maturity of the Securities?” above.

How is the Stock Redemption Amount determined?

     The Stock Redemption Amount for each Underlying Stock is equal to, for each $1,000 principal amount of the Securities, $1,000 divided by the Initial Price of that Underlying Stock. The value of any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities, will be paid in cash based on the closing price of the worst performing Underlying Stock on the Determination Date.

What interest payments can I expect on the Securities?

     The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or the Stock Redemption Amount of the worst performing Underlying Stock.

Can you give me an example of the payment at maturity?

     Assume that the Securities are linked to Stock A, Stock B and Stock C. Also assume that the Initial Price of Stock A, Stock B and Stock C is $80, $60 and $100, respectively, and the Knock-In Levels are each 80% of the Initial Price. Consequently, the Stock Redemption Amount would be 12.5 shares for Stock A, 16.67 shares for Stock B and 10 shares for Stock C, or $1,000 divided by their respective Initial Price. In addition, the Knock-In Level would be $64 for Stock A, $48 for Stock B and $80 for Stock C, or 80% of their respective Initial Price.

     If the closing price of any one or more of Stock A, Stock B and Stock C fell to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, then:

     (i) if the closing price on the Determination Date of Stock A, Stock B and Stock C is $85, $65 and $75, respectively, you would receive shares of the worst performing Underlying Stock because the closing price of one or more of the Underlying Stocks (in this case, Stock C) was below its Initial Price. In this case, Stock A increased by 6.25%, Stock B increased by 8.33% and Stock C decreased by 25% during the term of the Securities. Therefore, Stock C was the worst performing Underlying Stock. Accordingly, you would receive 10 shares of Stock C for each $1,000 principal amount of the Securities. In this case, the market value of the shares of Stock C delivered to you at maturity for each Security would be 10 x $75 = $750, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

     (ii) if the closing price on the Determination Date of Stock A, Stock B and Stock C is $50, $55 and $75, respectively, you would receive shares of the worst performing Underlying Stock because the closing price of one or more of the Underlying Stocks (in this case, each of Stock A, Stock B and Stock C) was below its Initial Price. In this case, Stock A decreased by 37.5%, Stock B decreased by 8.33% and Stock C decreased by 25% during the term of the Securities. Therefore, Stock A was the worst performing Underlying Stock. Accordingly, you would receive 12.5 shares of Stock A for each $1,000 principal amount of the Securities (in actuality, because we cannot deliver fractions of a share per each Security, you would receive on the Maturity Date for each $1,000 principal amount of the Securities 12 shares of Stock A plus $25 cash in lieu of 0.5 fractional shares, determined by multiplying 0.5 by $50.00) . In this case, the market value of the shares of Stock A (including cash paid in lieu of fractional shares) delivered to you at maturity for each Security would be 12.5 x $50 = $625, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

     (iii) if, on the other hand, the closing price on the Determination Date of Stock A, Stock B and Stock C is $82, $67 and $110, respectively, which is in each case above their respective Initial Price, you will receive $1,000 in cash for each $1,000 principal amount of the Securities regardless of the Knock-In Level having been breached.

     Alternatively, if the closing price of the Underlying Stocks never falls to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, at maturity you will receive $1,000 in cash per Security regardless of the closing price of any of the Underlying Stocks on the Determination Date.

     This example is for illustrative purposes only. It is not possible to predict the closing price of any Underlying Stock on the Determination Date or at any time during the term of the Securities.

Do I benefit from any appreciation in any of the Underlying Stocks over the life of the Securities?

     No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Knock-in Triple Reverse Exchangeable Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.

Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of any one or more of the three Underlying Stocks falls to or below its Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, and the closing price of any one or more of the Underlying Stocks is less than its respective Initial Price on the Determination Date, we will deliver to you a number of shares equal to the Stock Redemption Amount of the worst performing Underlying Stock. Those shares will have a market value less than the principal amount of the Securities you hold, which value may be zero. Accordingly, you may lose some or all of your initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the aggregate fixed coupon payment investors earn during the term of the Securities. This means that investors will not benefit from any price appreciation in the Underlying Stocks, nor will they receive dividends paid on the Underlying Stocks, if any. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Stocks increases during the term of the Securities or on the Determination Date. The return of the Securities may be significantly less than the return of a direct investment in the Underlying Stocks during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Stocks, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. The following summary assumes this characterization, unless stated otherwise. A portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the Securities is paid in shares of the worst performing stock), the investor will not recognize any gain or loss in respect of the Put Option, but the investor’s tax basis in the Underlying Stocks received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Triple Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Knock-in Triple Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.